

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 15, 2010

<u>Via U.S. Mail and Facsimile</u>

Sidney D. Rosenblatt
Executive Vice President, Chief Financial Officer,
Treasurer and Secretary
Universal Display Corporation
375 Phillips Boulevard
Ewing, N.J. 08618

> **Re: Universal Display Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 001-12031**

Dear Mr. Rosenblatt:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 11. Executive Compensation, page 36</u>

1.   We note your disclosure in the fifth paragraph on page 12 of your proxy statement, which you incorporate by reference, that bonus equity compensation awards are based on financial results, business performance, and other factors. In future filings, please disclose the financial, business, and other factors that must be achieved for your executives to earn this element of their compensation.

Grants of Plan-Based Awards Table, page 19

2.   In future filings, please disclose in your plan-based awards table on page 19 of
        your proxy statement, the minimum, threshold, and maximum amounts that can
        be earned as bonus equity compensation.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3314 if you
have any other questions.

                                                    Sincerely,

                                                    Daniel Morris
                                                    Special Counsel